# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Huachen AI Parking Management Technology Holding Co., Ltd, CIK 0001958399
CUSIP: G4645R114
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, China (F4), 314205
Date of event which requires filing of this statement: 03/11/2025
Filed by CIK 0002059659
Persons authorized to receive notices and communications: Liping Zhu, No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, China (F4), 314205, 8668368658

## Reporting persons
- Liping Zhu (CIK 0002059659): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,951,000; sole dispositive power 0; shared dispositive power 21,951,000; aggregate amount beneficially owned 21,951,000 (69.19% of the class)
  Comment: This is a sum of (i) 3,000,000 ordinary shares, par value $ 0.00000125 per share ("Ordinary Shares") of Huachen AI Parking Management Technology Holding Co., Ltd (the "Issuer"), held by Huayue (BVI) Limited, a British Virgin Island Company, wholly owned by Ms. Liping Zhu (the "Reporting Person") and (ii) 18,951,000 Ordinary Shares held by Huabao (BVI) Limited, a British Virgin Islands Company, wholly owned by Mr. Bin Lu. Ms. Liping Zhu is the sole shareholder and director of Huayue (BVI) Limited, and Mr. Bin Lu, the Reporting Person's spouse, is the Chief Executive Officer (the "CEO"), Director, and Chairman of Board of the Issuer and the sole shareholder and director of Huabao (BVI) Limited. The Reporting Person and Mr. Bin Lu may each be deemed to have shared voting and dispositive power over all of the 21,951,000 Ordinary Shares.
  
  The calculation is based one 31,725,000 Ordinary Shares issued and outstanding as the date thereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Huachen AI Parking Management Technology Holding Co., Ltd
Address of issuer's principal executive offices: No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, China (F4), 314205

## Item 2. Identity and Background
Name of person filing: Liping Zhu
Residence or business address: No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang, 314205
Present principal occupation or employment: N/A
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is a pre-IPO shareholder of the Issuer. The Reporting Person acquired and continues to hold the securities with the intent to exercise control over the Issuer. Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4. However, as a significant shareholder of the Issuer and the spouse of the Issuer's CEO, Director, and the Chairman of the Board, the Reporting Person intends to actively participate in the Issuer's management, strategic direction, and corporate governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on the disclosure in Item 3 of this statement and the foregoing, the aggregate number and percentage of Ordinary Shares of the Issuer beneficially owned by the Reporting Person is 21,951,000, constituting 69.19% of Ordinary Shares issued and outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power
Liping Zhu 0 21,951,000 21,951,000

This is a sum of (i) 3,000,000 Ordinary Shares of the Issuer, held by Huayue (BVI) Limited, a British Virgin Island Company, wholly owned by Ms. Liping Zhu (the "Reporting Person") and (ii) 18,951,000 Ordinary Shares held by Huabao (BVI) Limited, a British Virgin Islands Company, wholly owned by Mr. Bin Lu. Ms. Liping Zhu is the sole shareholder and director of Huayue (BVI) Limited, and Mr. Bin Lu, the Reporting Person's spouse, is the Chief Executive Officer (the "CEO"), Director, and Chairman of Board of the Issuer and the sole shareholder and director of Huabao (BVI) Limited. The Reporting Person and Mr. Bin Lu may each be deemed to have shared voting and dispositive power over all of the 21,951,000 Ordinary Shares.

The calculation is based on 31,725,000 Ordinary Shares issued and outstanding as of the date thereof.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any transactions in the class of securities reporting on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person and her spouse Mr. Bin Lu may be deemed to be acting as a "group" under Section 13 (d)(3) as they share voting and dispositive power over the 21,951,000 Ordinary Shares of the Issuer. However, there is no formal agreement governing their voting or investment decisions Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this item 7.

## Signatures
- Liping Zhu: /s/ Liping Zhu, Liping Zhu (03/14/2025)